March 12, 2014

Via EDGAR

Jenn Do

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Do:

Re:      Avicenna Global Corp. (the “Company”)

            Form 8-K Item 4.01

            Filed March 6, 2014

            File No. 333-164454

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes:

1.       Please revise to disclose whether your Board of Directors approved your change of accountants.  Refer to Item 304(a)(1)(iii) of Regulation S-K.

ANSWER:  We have included the disclosure.

2.       In the first paragraph, you state that “None of the reports of De Joya, on the Company's financial statements for either of the past two years or subsequent interim period contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.”  However, we note the audit report included in your Form 10-K filed March 15, 2011 includes a going concern paragraph.  Please revise accordingly.

ANSWER:   We have included the information related to the going concern paragraph.

3.       Please note the information required to be filed by Item 4.01 of Form 8-K should have been filed within four days of the date of resignation, and therefore, the Company is not considered a “timely” filer and is not eligible to use Form S-3 until a sufficient history of making timely filings is established.  For specific consideration of this matter, please contact Corporation Finance’s Office of Chief Counsel.

ANSWER:  We have noted the comment.

4.       To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

ANSWER:  We have filed an updated Exhibit 16 letter from our former accountant.

On behalf of the Company, I acknowledge that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the writer if you have any further questions.

Yours truly,

Avicenna Global Corp.

Per: /s/ Vikram Khanna

Vikram Khanna

President & C.E.O.